UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 16, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                 -----------------------------------------------
                     (Address of principal executive office)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No   X
                         ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On February 15, 2007, CORPBANCA published a note in the Chilean newspaper Diario La Tercera informing the new dates for the publication of the notice announcing its upcoming Ordinary Shareholders' Meeting to be held on February 27, 2007. A copy of the unofficial English language translation of the note is attached hereto as Exhibit 99.1.

     In addition, on the same date and in the same newspaper CORPBANCA published for the second time the notice announcing its Ordinary Shareholders' Meeting scheduled for February 27, 2007. The notice will be republished on February 16, 2007. A copy of the unofficial English language translation of the notice was filed with the Securities and Exchange Commission on February 13, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 16, 2007


                                        CORPBANCA


                                        By:  /s/ Mario Chamorro Carrizo
                                            --------------------------------
                                            Name:   Mario Chamorro Carrizo
                                            Title:  Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit   Description
-------   -----------

99.1 Unofficial English language translation of CORPBANCA'S announcement of the new publication dates of the notice of its upcoming Ordinary Shareholders' Meeting, published on February 15, 2007, in the Chilean newspaper Diario La Tercera.

                                  EXHIBIT 99.1

                                    CORPBANCA
                                     NOTICE

CORPBANCA informs its shareholders that the second and third notices of the announcement of its upcoming Ordinary Shareholders' Meeting to be held on February 27, 2007, at 10:00 am, at the offices of the Bank located at Calle Rosario Norte 660, 24th Floor, Las Condes, Santiago, will be published on February 15 and 16, 2007 in the Diario La Tercera.


                                                CHIEF EXECUTIVE OFFICER